FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                October 25 2002


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F     X                  Form 40-F
                          -------                         -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                                No  X
                   -----                             -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.



                                                                Total Pages: 2

25 October 2002


The Secretary
RNS
Company Announcement Office
Old Broad Street
London
EC2N 1HP



Dear Sirs,

Smith & Nephew plc has been notified today, pursuant to Section 198 of the Companies Act 1985 (as amended), by FMR Corp and Fidelity International Limited that they have a notifiable interest in 65,225,368 ordinary shares of 12 2/9p each in the Company representing 7.03% of the issued share capital of the Company.

Yours faithfully,





J.V. Sutton
Assistant Company Secretary